SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report: October 29, 2003
Date of earliest event reported

YOCREAM INTERNATIONAL, INC.
Exact name of registrant as specified in its Charter

OR	0-16787	91-0989395
State of Incorporation	Commission File Number	IRS Employer Identification Number

5858 N.E. 87th Avenue, Portland, Oregon	97220
Address of principal executive office	Zip Code

Registrant's telephone number, including area code: (503) 256-3754

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

     (a)   Financial Statements

           Not Applicable

     (b)   Pro Forma Financial Information

           Not Applicable

     (c)   Exhibits

           99   Press Release dated as of October 29, 2003.

Item 9. Regulation FD Disclosure.

On October 29, 2003, the Company issued a press release announcing that it had entered into an agreement with Premier, Inc., a group purchasing organization, serving more than 2,800 healthcare facilities nationwide, under which the Company would be a sole-source provider for 36 months to Premier healthcare members. A copy of the press release is attached hereto as Exhibit 99.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned hereunto duly authorized.

                YOCREAM INTERNATIONAL, INC.
                (Registrant)

Date: October 29, 2003   By: /s/ Douglas Caudell
                     Douglas Caudell, Chief Financial Officer

Exhibit 99

FOR IMMEDIATE RELEASE

For More Information, Contact:

Terry Lusetti   503-256-3754
Investor Relations   terryl@yocream.com

YOCREAM INTERNATIONAL, INC. AWARDED PREMIER HEALTH CARE AGREEMENT FOR FROZEN YOGURT

PORTLAND, OR - OCTOBER 29, 2003 - YoCream International, Inc. (Nasdaq: YOCM), is pleased to announce its new agreement with Premier, Inc. This agreement is a 36-month Sole Source award to supply Dannon® YoCream® Frozen Yogurt to Premier healthcare members.

"Our extensive product line and its benefits are well suited for the Healthcare Sector," said Michele Hanna, Director of Sales & National Accounts, YoCream International. "Offering our products with high counts of beneficial live active cultures that are nonfat, non-dairy, or no-sugar-added will create exciting opportunities in serving Premier members as a committed supplier-partner."

"This contract is a great addition to our Committed Manufacturer portfolio that will help our members grow the retail side of their operations," said Joan Ralph, Premier's vice president for Support Services. "Members can increase revenues through this program while increasing the satisfaction of patients and other customers." Premier, Inc. is a Group Purchasing Organization, serving more than 2,800 healthcare facilities nationwide.

It is estimated that Premier members purchase approximately $1 million of frozen yogurt per year. "Our Premier opportunities go beyond frozen yogurt," adds Hanna. "Healthcare members may also purchase our non-dairy sorbet, non-dairy vegan soft serve soy, and 4 oz. frozen novelty cups."

"This national expansion into the healthcare sector is an important step in broadening our market base and increasing market share," said Hanna. "Sales to Premier members open new distribution channels and facilitate branding in geographic locations where we haven't been before. The Dannon® YoCream® branding will allow consumers to recognize the product, tying superior quality and taste with great health."

YoCream International, Inc., with corporate headquarters and manufacturing facility in Portland, OR, is a pioneer and leading producer of frozen yogurt. Founded in 1977, YoCream® produces, markets and sells frozen yogurt, ice cream, frozen custard, and smoothies to an established and expanding global marketplace. With a proven history of producing the highest quality product and providing solution-based customer service, YoCream International is an industry leader poised for long-term growth. For more information about YoCream®, call 1-800-YOCREAM (962-7326) or log on to www.yocream.com.